**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341



03045527



17 December 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America



MACQUARIE
BANK

Dear Sir/Madam

**Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement**

Please find relevant documents for Macquarie Bank Limited for lodgement to
satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

R&CD S.E.C.
DEC 2 2 2003
1086

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| MACQUARIE BANK LIMITED |
|---|

ABN

| 46 008 583 542 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
|---|---|---|
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 15,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

**Appendix 3B**
**New issue announcement**

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 15,000 @ $18.51 each |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A –  shares were issued on exercise of employee options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 15,000 on 17/12/03 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable) | 214,492,796 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

+ See chapter 19 for defined terms.

Appendix 3B Page 2    1/1/2003

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 26,811,625 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders | |
| 25 | If the issue is contingent on ⁺security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do ⁺security holders sell their entitlements *in full* through a broker? | |
| 31 | How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance? | |

| 32 | How do ⁺security holders dispose of their entitlements (except by sale through a broker)? | |
|---|---|---|

| 33 | ⁺Despatch date | |
|---|---|---|

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34  Type of securities
*(tick one)*

(a)    V    Securities described in Part 1

(b)    ☐    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

## Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35    ☐    If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36    ☐    If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37    ☐    A copy of any trust deed for the additional ⁺securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which ⁺quotation is sought | |

| 39 | Class of ⁺securities for which quotation is sought | |

| 40 | Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |

| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | ⁺Class |
|---|---|---|---|
| 42 | Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38) | | |

## Quotation agreement

1      +Quotation of our additional +securities is in ASX's absolute discretion.  ASX may quote the +securities on any conditions it decides.

2      We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3    We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4    We give ASX the information and documents required by this form.    If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.    We acknowledge that ASX is relying on the information and documents.    We warrant that they are (will be) true and complete.


Sign here:        ........................................................ Date: 17 December 2003
                 (Assistant Company secretary)


Print name:      Angela Blair

$$== == == == ==$$

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| MACQUARIE BANK LIMITED |
|---|

ABN

| 46 008 583 542 . |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,666 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |

| 5 | Issue price or consideration | 1,666 @ $34.71 each |

| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |

| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 1,666 on 16/12/03 |

| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | Number | +Class |
|---|---|---|---|
| | | 214,527,796 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 26,823,625 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

11    Is security holder approval required?

12    Is the issue renounceable or non-renounceable?

13    .Ratio in which the +securities will be offered

14    +Class of +securities to which the offer relates

15    +Record date to determine entitlements

16    Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17    Policy for deciding entitlements in relation to fractions

18    Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19    Closing date for receipt of acceptances or renunciations

20      Names of any underwriters

21      Amount of any underwriting fee or
        commission

22      Names of any brokers to the issue

23      Fee or commission payable to the
        broker to the issue

24      Amount of any handling fee
        payable to brokers who lodge
        acceptances or renunciations on
        behalf of +security holders

25      If the issue is contingent on
        +security holders' approval, the date
        of the meeting

26      Date entitlement and acceptance
        form and prospectus or Product
        Disclosure Statement will be sent to
        persons entitled

27      If the entity has issued options, and
        the terms entitle option holders to
        participate on exercise, the date on
        which notices will be sent to option
        holders

28      Date rights trading will begin (if
        applicable)

29      Date rights trading will end (if
        applicable)

30      How do +security holders sell their
        entitlements *in full* through a
        broker?

31      How do +security holders sell *part*
        of their entitlements through a
        broker and accept for the balance?

| 32 | How do ⁺security holders dispose of their entitlements (except by sale through a broker)? | |
|---|---|---|

| 33 | ⁺Despatch date | |
|---|---|---|

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34    Type of securities
      *(tick one)*

(a)    **V**    Securities described in Part 1

(b)    ☐    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

| 35 | ☐ | If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders |
|---|---|---|

| 36 | ☐ | If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories<br>1 - 1,000<br>1,001 - 5,000<br>5,001 - 10,000<br>10,001 - 100,000<br>100,001 and over |
|---|---|---|

| 37 | ☐ | A copy of any trust deed for the additional ⁺securities |
|---|---|---|

## Entities that have ticked box 34(b)

38    Number of securities for which
      +quotation is sought

39    Class of +securities for which
      quotation is sought

40    Do the +securities rank equally in all
      respects from the date of allotment
      with an existing +class of quoted
      +securities?

      If the additional securities do not
      rank equally, please state:
      • the date from which they do
      • the extent to which they
        participate for the next dividend,
        (in the case of a trust,
        distribution) or interest payment
      • the extent to which they do not
        rank equally, other than in
        relation to the next dividend,
        distribution or interest payment

41    Reason for request for quotation
      now

      Example: In the case of restricted securities, end of
      restriction period

      (if issued upon conversion of
      another security, clearly identify that
      other security)

| Number | +Class |
|--------|--------|
|        |        |
|        |        |

42    Number and +class of all +securities
      quoted on ASX (*including* the
      securities in clause 38)

## Quotation agreement

1        +Quotation of our additional +securities is in ASX's absolute discretion.  ASX may quote the +securities on any conditions it decides.

2        We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

---

+ See chapter 19 for defined terms.

3    We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4    We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.


Sign here:          ........................................................ Date: 16 December 2003
                    (Assistant Company secretary)


Print name:         Angela Blair


== == == == ==

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and
## selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| Macquarie Bank Limited | 46 008 583 542 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-Market |
| 2 | Date Appendix 3C was given to ASX | 7 August 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 4,466,811 | 11,264 |
| 4 | Total consideration paid or payable for the shares | $153,759,020.32 | $387,631.41 |

+ See chapter 19 for defined terms.

|  | Before previous day | Previous day |
|---|---|---|
| 5    If buy-back is an on-market buy-back | highest price paid:$35.95 date: 8 October 2003.<br><br>lowest price paid:$32.25 date: 24 November 2003 | highest price paid: $34.44<br><br>lowest price paid: $34.36<br><br>highest price allowed under rule 7.33: $35.8995 |

## Participation by directors

| 6    Deleted 30/9/2001. | |
|---|---|

## How many shares may still be bought back?

| 7    If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 379,240 |
|---|---|

# Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ....................................................... Date: 16 December 2003

(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
|---|---|---|
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 61,882 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
|---|---|---|

| 5 | Issue price or consideration | 5,667 @ $14.18 each<br>8,500 @ $18.51 each<br>16,667 @ $20.18 each<br>15,000 @ $20.29 each<br>11,050 @ $23.22 each<br>1,666 @ $23.94 each<br>3,332 @ $27.71 each |
|---|---|---|

| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |
|---|---|---|

| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 61,882 on 15/12/03 |
|---|---|---|

| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | Number | +Class |
|---|---|---|---|
| | | 214,685,236 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 26,825,291 ** <br><br> ** **Note**: in Friday's 3B (12/12/03), this number appeared as 26,889,040 when it should have appeared as 26,889,640 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents <br><br> Note: Security holders must be told how their entitlements are to be dealt with. <br><br> Cross reference: rule 7.7. | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 19 | Closing date for receipt of acceptances or renunciations | |

20      Names of any underwriters

21      Amount of any underwriting fee or commission

22      Names of any brokers to the issue

23      Fee or commission payable to the broker to the issue

24      Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders

25      If the issue is contingent on ⁺security holders' approval, the date of the meeting

26      Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27      If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28      Date rights trading will begin (if applicable)

29      Date rights trading will end (if applicable)

30      How do ⁺security holders sell their entitlements *in full* through a broker?

31      How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?

| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
|----|----|----|

| 33 | +Despatch date | |
|----|----|----|

# Part 3 - Quotation of securities
*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
*(tick one)*

(a) **V** Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a dstribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

---

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

     If the additional securities do not rank equally, please state:
     • the date from which they do
     • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
     • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

     Example: In the case of restricted securities, end of restriction period

     (if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|--------|--------|
|        |        |
|        |        |

## Quotation agreement

1        +Quotation of our additional +securities is in ASX's absolute discretion.  ASX may quote the +securities on any conditions it decides.

2        We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3       We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4       We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.   We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.


Sign here:              ........................................................ Date: 15 December 2003
                        (Assistant Company secretary)


Print name:        Angela Blair

                                    == == == == ==

**Macquarie Bank Limited**
ABN 46 008 583 542

| | | |
|---|---|---|
| No.1 Martin Place | Telephone (61 2) 8232 3333 | Money Market 8232 3600 Facsimile 8232 4227 |
| Sydney NSW 2000 | Facsimile (61 2) 8232 7780 | Foreign Exchange 8232 3666 Facsimile 8232 3019 |
| GPO Box 4294 | Telex 122246 | Metals and Mining 8232 3444 Facsimile 8232 3590 |
| Sydney NSW 1164 | Internet http://www.macquarie.com.au | Futures 9231 1028 Telex 72263 |
| | DX 10287 SSE | Debt Markets 8232 3815 Facsimile 8232 4414 |
| | SWIFT MACQAU2S | |



MACQUARIE
BANK

**ASX/News Release**                    Monday December 15, 2003


## MACQUARIE BANK AGREES TO ACQUIRE US ENERGY ASSETS FOR $A182 ($US135) MILLION


Macquarie Bank today announced it has entered into an agreement to purchase Exelon Thermal Technologies, a subsidiary of Exelon Corporation, for $A182 ($US135) million. Exelon Thermal is a provider of environmental-friendly cooling solutions to facilities in Chicago.

Macquarie Bank will provide acquisition debt and equity for 100 per cent of the purchase price and is evaluating various long-tem financing options in the banking and capital markets to refinance the acquisition debt. It is anticipated that over two thirds of the purchase price will be financed by acquisition debt.

Exelon Thermal provides primarily chilled water to customers from a centralised plant via underground piping for cooling purposes. Customers are typically office buildings that sign up for services under long-term contracts.

The business represents the world's largest district cooling system and consists of five district plants in downtown Chicago servicing 97 contracted customers and a site specific heating and cooling plant at Midway Airport in Chicago. The acquisition is conditional on approval of the City of Chicago.

Chief Financial Officer for Macquarie Bank, Greg Ward, said Exelon Thermal is similar in nature to the Bank's other recent acquisitions, South-East Water plc in the UK and the Arlanda Express airport rail link in Sweden.

District energy systems provide long-term stable revenue streams underpinned by a limited exposure to demand and pricing risk and limited dependence on the economic cycle.

Their revenues comprise both fixed-capacity and variable usage payments. Capacity payments are guaranteed, regardless of actual volume used.

Mr Ward said the Bank will explore a range of options for Exelon Thermal, including the potential transfer to a Macquarie managed company or partnership domiciled in the United States. The Exelon assets also provide a platform for further acquisitions of district energy assets in North America.

The annualised impact on Macquarie's profit as a result of consolidating Exelon Thermal, after taking account of depreciation, interest and amortisation, will be marginally positive. Mr Ward stated that the impact on Macquarie's capital position will not be significant and there is not expected to be any material Tier 1 capital deduction.

**For further information, please contact:**

| | |
|---|---|
| Greg Ward, Chief Financial Officer, Macquarie Bank Limited, | 8232 3087 |
| Erica Sibree, Head of Investor Relations, Macquarie Bank Limited | 8232 5008 |
| Matthew Russell, Macquarie Bank Limited Public Relations | 8232 4102 |
| | 0410 699 532 |

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| MACQUARIE BANK LIMITED |
|---|

ABN

| 46 008 583 542 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
|---|---|---|
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 74,972 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

---

+ See chapter 19 for defined terms.

| 4 | Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
|---|---|---|

| 5 | Issue price or consideration | 5,334 @ $15.06 each<br>19,375 @ $18.51 each<br>43,598 @ $23.94 each<br>3,332 @ $24.24 each<br>3,333 @ $30.51 each |
|---|---|---|

| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A –  shares were issued on exercise of employee options |
|---|---|---|

| 7 | Dates of entering ⁺securities into uncertificated holdings or despatch of certificates | 74,972 on 12/12/03 |
|---|---|---|

|   |   | Number | ⁺Class |
|---|---|---|---|
| 8 | Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable) | 214,673,354 | Fully Paid Ordinary Shares |
|   |   | 4,000,000 | Macquarie Income Securities (MBLHB) |

---

| | Number | +Class |
|---|---|---|
| 9     Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 26,889,040 | Options over Ordinary Shares at various exercise prices |

| 10     Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |
|---|---|

# Part 2 - Bonus issue or pro rata issue

11     Is security holder approval required?

12     Is the issue renounceable or non-renounceable?

13     Ratio in which the +securities will be offered

14     +Class of +securities to which the offer relates

15     +Record date to determine entitlements

16     Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17     Policy for deciding entitlements in relation to fractions

18     Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19     Closing date for receipt of acceptances or renunciations

| 20 | Names of any underwriters | |
|----|---------------------------|---|

| 21 | Amount of any underwriting fee or commission | |
|----|----------------------------------------------|---|

| 22 | Names of any brokers to the issue | |
|----|-----------------------------------|---|

| 23 | Fee or commission payable to the broker to the issue | |
|----|-------------------------------------------------------|---|

| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
|----|---|---|

| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
|----|---|---|

| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
|----|---|---|

| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
|----|---|---|

| 28 | Date rights trading will begin (if applicable) | |
|----|------------------------------------------------|---|

| 29 | Date rights trading will end (if applicable) | |
|----|----------------------------------------------|---|

| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
|----|---|---|

| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |
|----|---|---|

+ See chapter 19 for defined terms.

| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
|---|---|---|

| 33 | +Despatch date | |
|---|---|---|

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34    Type of securities
      *(tick one)*

(a)    **V**    Securities described in Part 1

(b)    ☐    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or*
*documents*

| 35 | ☐ | If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders |
|---|---|---|

| 36 | ☐ | If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories<br>1 - 1,000<br>1,001 - 5,000<br>5,001 - 10,000<br>10,001 - 100,000<br>100,001 and over |
|---|---|---|

| 37 | ☐ | A copy of any trust deed for the additional +securities |
|---|---|---|

**Appendix 3B**
**New issue announcement**

## Entities that have ticked box 34(b)

38    Number of securities for which
      ⁺quotation is sought

39    Class of ⁺securities for which
      quotation is sought

40    Do the ⁺securities rank equally in all
      respects from the date of allotment
      with an existing ⁺class of quoted
      ⁺securities?

      If the additional securities do not
      rank equally, please state:
      • the date from which they do
      • the extent to which they
        participate for the next dividend,
        (in the case of a trust,
        distribution) or interest payment
      • the extent to which they do not
        rank equally, other than in
        relation to the next dividend,
        distribution or interest payment

41    Reason for request for quotation
      now

      Example: In the case of restricted securities, end of
      restriction period

      (if issued upon conversion of
      another security, clearly identify that
      other security)

| Number | ⁺Class |
|---|---|
|  |  |

42    Number and ⁺class of all ⁺securities
      quoted on ASX (*including* the
      securities in clause 38)

**Quotation agreement**

1       +Quotation of our additional +securities is in ASX's absolute discretion.  ASX may quote the +securities on any conditions it decides.

2       We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

---

+ See chapter 19 for defined terms.

3       We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4       We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:          ...................................................... Date: 12 December 2003
                    (Assistant Company secretary)

Print name:         Angela Blair

=== == == == ==

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and
## selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of entity | ABN |
|---|---|
| Macquarie Bank Limited | 46 008 583 542 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-Market |
| 2 | Date Appendix 3C was given to ASX | 7 August 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 4,416,811 | 50,000 |
| 4 | Total consideration paid or payable for the shares | $152,069,880.32 | $1,689,140.00 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5     If buy-back is an on-market buy-back | highest price paid:$35.95 date: 8 October 2003<br><br>lowest price paid:$32.25 date: 24 November 2003 | highest price paid: $33.90<br><br>lowest price paid: $33.55<br><br>highest price allowed under rule 7.33: 36.0549 |

## Participation by directors

| 6   Deleted 30/9/2001. | |
|---|---|

## How many shares may still be bought back?

| 7     If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 390,504 |
|---|---|

# Compliance statement

1.      The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.      There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:      ......................................................      Date:      11   December
          2003
                 (Assistant Company Secretary)

Print name:      Angela Blair

= = = = =

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| MACQUARIE BANK LIMITED |
| --- |

ABN

| 46 008 583 542 |
| --- |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
| --- | --- | --- |
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary Shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 43,830 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | As per other fully paid ordinary shares already quoted. |

+ See chapter 19 for defined terms.

| 4 | Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
|---|---|---|

| 5 | Issue price or consideration | 30,500 @ $18.51 each<br>11,664 @ $23.94 each<br>1,666 @ $27.58 each |
|---|---|---|

| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | N/A – shares were issued on exercise of employee options |
|---|---|---|

| 7 | Dates of entering ⁺securities into uncertificated holdings or despatch of certificates | 43,830 on 11/12/03 |
|---|---|---|

| 8 | Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable) | Number | ⁺Class |
|---|---|---|---|
| | | 214,639,519 | Fully Paid Ordinary Shares |
| | | 4,000,000 | Macquarie Income Securities (MBLHB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 26,932,112 | Options over Ordinary Shares at various exercise prices |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Shares rank pari passu with all existing fully paid ordinary shares. |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br><br>Note: Security holders must be told how their entitlements are to be dealt with.<br><br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | . |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

---

| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
|---|---|---|

| 33 | +Despatch date | |
|---|---|---|

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34    Type of securities
      *(tick one)*

(a)    **V**    Securities described in Part 1

(b)    ☐    All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35    ☐    If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36    ☐    If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37    ☐    A copy of any trust deed for the additional +securities

---

## Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

| Number | +Class |
|---|---|
|  |  |

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

## Quotation agreement

1    ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2    We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3       We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4       We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before <sup>+</sup>quotation of the <sup>+</sup>securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.


Sign here:        ........................................................ Date: 11 December 2003
                  (Assistant Company secretary)


Print name:      Angela Blair

$$= = = = =$$

**Macquarie Bank Limited**
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

<u>**ASX Release**</u>                              Thursday December 11, 2003


MACQUARIE
BANK

# MACQUARIE BANK AND SIEMENS COMPLETE $311 (£132) MILLION FINANCING FOR CAPITAL METERS LTD (CML) IN THE UK

Macquarie Bank today announced the successful completion of the $311 (£132) million financing of Capital Meters Limited (CML), a special purpose company established by Macquarie and Siemens Energy Services Limited (SESL) in the UK. CML will procure and own gas and electricity meters for a major energy metering service contract awarded to SESL by British Gas.

The $311 (£132) million financing consists of $244 (£103.4) million senior debt and $33.2 (£14.1) million mezzanine debt facilities, equity and shareholder loans. Macquarie Bank will provide $26 (£11) million of equity, taking an 80 per cent stake in CML. Macquarie also acted as financial adviser to SESL. Debt facilities were arranged and underwritten by Royal Bank of Canada and Bank of Scotland.

According to Andrew Hunter, Macquarie Bank's Head of Infrastructure Advisory for Europe, CML offers an attractive niche investment opportunity. "The move from regulated metering services to open competition has created an opportunity for equity investment in a new market at attractive returns," Mr Hunter said.

"Energy meters are very long life essential assets with low failure rates and low levels of redundancy. As an investment they offer stable and low risk returns, in a semi-regulated environment," he said.

Donald Weir, Managing Director of SESL, added: "The innovative combination of Siemens' expertise in metering services and the investors in CML is a significant development for the energy sector. We look forward to providing the customers of British Gas with enhanced, flexible service through this partnership."

The metering contract covers the seventh and final region to be awarded by British Gas for meter provision and maintenance in the UK. These services were opened up to competitive tender in August 2001 in order to improve services for consumers. The tender was divided into seven geographical zones, which include approximately 15.5 million domestic customers.

Under the $106 (£45) million, five-year installation contract SESL will install and maintain energy meters for all British Gas domestic and small business customers in East Anglia and North London (Zone 5). SESL will install, maintain and repair domestic gas and electricity meters for 2.6 million customers starting in March 2004.

**For further information, please contact:**

Andrew Hunter, Head of Infrastructure Advisory (Europe), Macquarie Bank

44 20 7065 2340

Erica Sibree, Head of Investor Relations Macquarie Bank   612 8232 5008

Matthew Russell, Macquarie Bank Public Relations   612 8232 4102



**A S I C**

Australian Securities & Investments Commission

# Change to company details

Form 484 — Corporations Act 2001

## Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

**Related Forms**
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may
photocopy the relevant page(s) and submit as part of this lodgement

---

**Company details**

Company name

MACQUARIE BANK LIMITED

ACN/ABN

008 583 542

---

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

---

## Section C completion guide

**Standard share codes**
Refer to the following table for the
share class codes for sections C1, C2,
C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

**Continues on next page...**

ASIC Form 484 Section C 1 July 2003

## Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

**Completion of this table is optional.**

| | C1 - Change to share structure table | C2 - Issue of shares | C3 - Cancellation of shares | C4 - Change to members register |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | ✓ | ✓ | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | ✓ | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | ✓ | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | ✓ | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

# C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

| Share class code | Full title if not standard | Total number issued | Total amount paid on these shares | Total amount unpaid on these shares |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D   D]  [M   M]  [Y   Y]

# C2 Issue of shares

List details of new share issues in the following table.

| Share class code | Number of shares issued | Amount paid per share | Amount unpaid per share |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D   D]  [M   M]  [Y   Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ No (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

# C3 Cancellation of shares

**Reason for cancellation**

Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A – S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — ss.257H(3)
- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

**Details of cancelled shares**

List the details of shares cancelled in the following table

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| ORD | 2,607,300 | $88,394,754.08 |
| | | |
| | | |
| | | |
| | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occured

2 8 / 1 1 / 0 3
[D D] [M M] [Y Y]

# C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR
☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

## The changes are

| Share class code | Shares increased by . . . (number) | Shares decreased by . . . (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date ☐☐ / ☐☐ / ☐☐
[D    D] [M    M] [Y    Y]

**Date of entry of member's name in register**
(New members only)

Date ☐☐ / ☐☐ / ☐☐
[D    D] [M    M] [Y    Y]

# C4 Continued... Further changes to the register of members

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

## The changes are

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date ☐☐ / ☐☐ / ☐☐
[ D    D ]  [ M    M ]  [ Y    Y ]

**Date of entry of member's name in register**
(New members only)

Date ☐☐ / ☐☐ / ☐☐
[ D    D ]  [ M    M ]  [ Y    Y ]

## C4 Continued... Further changes to the register of members

**The changes apply to**
Please indicate the name and address
of the member whose shareholding has
changed

☐ Family name

Given names

☐ **OR**
Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

**The changes are**

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any
of the above changes occurred

Date ☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

**Date of entry of member's name in register**
(New members only)

Date ☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

# C4 Continued... Further changes to the register of members

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR
☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

**The changes are**

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date ☐☐ / ☐☐ / ☐☐
[D  D] [M  M] [Y  Y]

**Date of entry of member's name in register**
(New members only)

Date ☐☐ / ☐☐ / ☐☐
[D  D] [M  M] [Y  Y]

# Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete.

Name

ANGELA BLAIR

Capacity

☐ Director

☑ Company secretary

Signature

Date signed

| 1 | 6 | / | 1 | 2 | / | 0 | 3 |
|---|---|---|---|---|---|---|---|
| [D | D] | | [M | M] | | [Y | Y] |

# Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

MACQUARIE BANK LIMITED

ASIC registered agent number

17290

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☑ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City                                    State/Territory

Postcode        Country (if not Australia)

DX Number              DX City/suburb

Telephone Number

✉ **Mail**
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

**For help or more information**
Telephone    03 5177 3988
Email        info.enquiries@asic.gov.au
Web          www.asic.gov.au/easylodge

ASIC Form 484 Section C  1 July 2003                                    Page 9 of 9